August 2023

BOXABL
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Investor Presentation / Accredited Only

Disrupting the legacy housing market through mass manufacturing, assembly line production, proprietary engineering, and compact shipping.







Disclosure

BOXABL
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Forward-Looking Information- This presentation contains forward-looking statements and information relating to, among other things, Boxabl, its products, business plan, strategy, and the market for its products. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to Boxabl. When used in the offering materials, the words "estimate," "project," "believe," "will," ""anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect Boxabl's current views with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Do not place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. Boxabl does not have any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Disclaimer

This Presentation (the "Presentation") contains sensitive business and financial information. It is being delivered on behalf of the Company. The sole purpose of this Presentation is to assist the recipient in deciding whether to proceed with a further inquiry into the Company. This Presentation does not purport to be all-inclusive or to necessarily contain all the information that a prospective investor may desire in evaluating a possible business transaction with the Company.

By accepting this Presentation, the recipient agrees to keep confidential the information contained herein or made available in connection with any further inquiry of the Company. This Presentation may not be photocopied, reproduced, or distributed to others at any time without the prior written consent of Boxabl, Inc. Upon request, the recipient will promptly return all materials received from the Company (including this Presentation) without retaining any copies thereof, all in accordance with the Confidentiality Agreement.

This Presentation has been prepared for informational purposes relating to this transaction only and upon the express understanding that it will be used only for the purposes set forth above. Neither the Company nor its affiliates make any express or implied representation or warranty as to the accuracy or completeness of the information contained herein or made available in connection with any further investigation of the Company. Each of the Company and its affiliates expressly disclaims any and all liability that may be based on such information, errors therein, or omissions. The recipient shall be entitled to rely solely on the representations and warranties made to it in any definitive agreement and the due diligence that the recipient conducts.

In furnishing this Presentation, neither the Company nor its affiliates undertake any obligation to provide the recipient with access to any additional information. This Presentation shall neither be deemed an indication of the state of affairs of the Company nor constitute an indication that there has not been any change in the Company or affairs of the Company since the date hereof, nor an indication that the Company or its affiliates have performed any due diligence on the Company or its affairs.

This Presentation does not constitute an offer to sell or solicitation of an offer to buy securities in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation in such jurisdiction. Investments in private placements may be illiquid, and highly speculative and you may lose your entire investment.

This Presentation includes certain statements, estimates, and projections with respect to the anticipated future performance of the Company. Such statements, estimates, and projections are based on significant assumptions and subjective judgment concerning anticipated results. These assumptions and judgments are inherently subject to risks, variability, and contingencies, many of which are beyond the Company's control. These assumptions and judgments may or may not prove to be correct and there can be no assurance that any projected results are obtainable or will be realized. Actual results likely will vary from those projected, and such variations may be material. In addition, this Presentation does not describe certain risks associated with the Company's business. All communications or inquiries relating to the Company, or this Presentation should be directed to the representative of Boxabl, Inc No personnel at the Company may be contacted directly unless expressly permitted by Boxabl and its affiliates © 2023 All rights reserved.

 # Important Notice and Disclaimer



This presentation includes forward-looking information and forward-looking statements (collectively, **"forward-looking information")** with respect to Boxabl Inc. (**"Boxabl"** or the **"Company")**. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always, using words or phrases including, but not limited to, "expects", "does not expect", "is expected", "anticipates", "does not anticipate", "plans", "estimates", "believes", "does not believe" or "intends", or stating that certain actions, events or results may, could, would, might or will be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking information". This information represents predictions and actual events, or results may differ materially.



Forward-looking information may relate to the Company's outlook and anticipated events or results and may include statements regarding: delivery of customized equipment and associated reduction of labor costs, unit cost reduction, increased streamlined production, the expectation to produce 75,000 homes annually, completion of most advanced and largest housing mass manufacturing facility "Boxzilla", potential markets, predicted housing shortages, international expansion, use of a franchise model and potential revenue from franchise model, future partnerships, expenditures on equipment upgrades, industry trends, and growth opportunities. The forward-looking information contained in this Presentation is based on certain assumptions regarding expected growth, results of operations, performance, industry trends, and growth opportunities.

While management considers these assumptions to be reasonable, based on the information available, they may prove to be incorrect. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. These risks, uncertainties, and other factors include, but are not limited to risks associated with, general economic conditions; adverse industry events; marketing costs; loss of markets; changes in market demand, availability of materials and supply chain issues, ability to obtain patents, ability to obtain certifications in current and future markets including international markets, strength of competitors and new competition, ability to obtain skilled workforce and additional employees, determination of court or government authorities regarding litigation matters or ability to resolve litigation with minimal impact to Boxabl or obtain a settlements or positive outcome for litigation matters, inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favorable terms; the industry generally, income tax and regulatory matters; the ability of the Company to implement its business strategies; competition; currency and interest rate fluctuations. The foregoing factors are not intended to be exhaustive.

Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, or results to differ from those anticipated, estimated, or intended. Forward-looking statements contained herein are made as of the date hereof and the Company and its directors, officers, and employees disclaim any obligation to update any forward-looking statements, whether as a result of new information, future events, or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on forward-looking statements due to the inherent uncertainty therein. All forward-looking information is expressly qualified in its entirety by this cautionary statement. Forward-looking information and other information contained herein concerning management's general expectations concerning the manufacturing industry is based on estimates prepared by management using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which management believes to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares, and performance characteristics. While management is not aware of any misstatements regarding any industry data or comparable presented herein, industry data and comparable are subject to change based on various factors. The Company has not independently verified any of this data from independent third-party sources.

Any forward-looking statements contained in this presentation are made as of the date hereof and the Company does not undertake to update or revise them, except as may be required by applicable securities law.

MISSION

Revolutionize the standard of housing construction and affordability with an innovative, technology-based solution to mass-produce homes through advanced manufacturing.

BOXABL
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What is Boxabl?



A system of room modules that stack and connect to build single-family or multi-family residential buildings.



The first product is a Casita, a small studio apartment priced at $60k.



A factory design capable of mass-producing buildings on a scale similar to automotive manufacturing.



Foldable design for easy delivery, installation, and repositioning.



Can be delivered to any location via a truck as small as a Ford F-250.



A factory-built complete home including heat, air-conditioning, appliances, cabinets, full bath/shower, washer/dryer, and designer-quality finishes.

BOXABL
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Company Profile

BOXABL
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- Founded as an LLC. in December 2017 and reorganized as a Nevada C. Corp. in June 2020.

- Boxabl combines modern manufacturing with assembly line principles for a factory-built, quality, energy-efficient, affordable home in significantly less time to market.

- Factory opened in 2021, factory 2 opened January 2023, 3rd location, June 2023 (400k sq ft)

- 172,000+ Casita reservations

- $150 million+ funding to date.

- Current customers include; Individuals, US Military contractors, D.R. Horton, Freeport-McMoRan, Elon Musk, and others.

- 180+ employees.







Why it's better to build in a factory



Through a proprietary mass-manufacturing and assembly process, Boxabl can build better, faster, cheaper and higher quality for less and put the consumer in a home in a fraction of the time.

Less risk overall.

Consistent safety protocols.

Quality control.

Up to a 40% carbon reduction

Healthier building environment.

More durable due to transport ratings.

Weather is not a factor.

Less disruption to neighbors.

Less fuel and materials waste.

Permit savings up to 25%.

RV, panelized, modular, or manufactured house designation.

The foldable design allows Boxabl to deliver a unit with a standard truck, eliminating oversize fees.

TRADITIONAL SITE-BUILD ISSUES








About Boxabl Homes



Boxabl homes are safe, solid, and weather resistant.

- Water resistant - less damage to the structure, less mold, less rot.
- Pest resistant.
- Hurricane wind rated - resistant to flying debris.
- Snow load is rated for most of America.
- Limited thermal bridging (less hot and less cold).
- Fire resistant - interior and exterior made of non-combustible material.

Delivered in a patented compact foldable design - no oversize shipping fees.

■ Heating	■ Countertops
■ Air-conditioning	■ Deep sinks
■ Refrigerator	■ Full-size Tub/Shower
■ Dishwater	■ Backlit mirror
■ Oven	■ Sliding barn door
■ Cabinets	■ Washer/Dryer
■ Microwave	■ Power and plumbing hookups

The Technology of Boxabl = Big Cost Reduction

BOXABL
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 Few vs. Many

Boxabl is projected to use roughly one component for every hundred used in a traditional home building. This should reduce materials and costs and enable faster, more streamlined manufacturing.



Boxabl is expected to take delivery of its $15 mil customized equipment in the summer of 2023 to further reduce labor and other costs.



By modernizing the home building similar to an automotive assembly line, Boxabl cuts labor and materials costs dramatically at the same time improving the quality and energy efficiency of housing units.







Boxabl Markets



BOXABL
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- Casitas / ADUs
- Dwelling units
- Permanent housing
- Military housing
- Vacation homes
- Senior housing
- Low-income housing
- Workforce housing
- Transitional housing
- Tribal housing
- Temporary worker housing
- Commercial
- Rental housing
- International
- Student housing








Partnership with D.R. Horton



D.R. Horton is the largest homebuilder in the US, ranking 194 on the Fortune 500 list by revenue.



- The initial order was 100 units
- Invests in Boxabl
- Ordered additional units
- Allows Boxabl to piggyback on suppliers/volume discounts

Leadership



Galiano Tiramani
Marketing Director / Founder



Paolo Tiramani
CEO / Founder



Kyle Denman
Director of Engineering/ Founder

Galiano Tiramani is a co-Founder of Boxabl, Inc. where he is responsible for operations, fundraising, employee management, partnerships, and the company's strategic direction. Before co-founding Boxabl in 2017, Mr. Tiramani founded Bitcoin Exchange, where he worked on an OTC trading desk and developed an ATM Bitcoin network. Mr. Tiramani sold Bitcoin Exchange to his business partner to focus on Boxabl, Inc. and the growing need for affordable housing. Before founding Bitcoin Exchange, Mr. Tiramani focused on Tiramani Farms, a family business in Lakeport, CA, where he managed farming which included growing, financial accounting, supply chain management, and day-to-day operations. Mr. Tiramani holds a Bachelor of Business Administration (BBA) and International Business Administration. Mr. Tiramani enjoys spending time with his growing family.

Mr. Paolo Tiramani is a co-Founder of Boxabl, Inc. where he is responsible for the overall strategic vision. Mr. Tiramani is a successful industrial designer and engineer who founded several techs and engineering ventures, including the 500 Group to monetize his 155 US and European patents and patent filings. Included in Mr. Tiramani's portfolio was the patent for a rolling workshop resulting in a rights sale to Black and Decker, generating over $400Mil in sales. In 2017, Mr. Tiramani relocated to North Las Vegas, where he launched Supercar Systems, an automotive performance system for Powersports company based on his 'A' design award-winning project. The company built a 20,000-square-foot R&D facility at the Las Vegas Motor Speedway to develop systems and test prototypes. Mr. Tiramani's team won a prestigious Red Dot Design award for work on a compact forced induction system for the General Motors. Born in Milan, Italy, Mr. Tiramani holds Degrees in Mechanical Engineering and Industrial Design and is an alumnus of Central Saint Martins College of Art and Design.

Mr. Denman is a co-founder and Director of Engineering at Boxabl, Inc. where he is responsible for developing its cutting-edge construction processes. Mr. Denman directs and refines Boxabl's unique development, design, build, and delivery systems. Additionally, Mr. Denman is the director of engineering at SuperCar systems, an automotive performance system for Powersports based on Mr. Tiramani's 'A' Design award-winning project. Mr. Denman helped to build and develop SuperCar systems and its 20,000-square-foot R&D facility at the Las Vegas Motor Speedway for the development of systems, and test prototypes. Prior to Boxabl and SuperCar systems, Mr. Denman was involved in Stony Brook Motorsports at Stony Brook University where he worked with a team on the research, design, and testing of a Baja vehicle powertrain system. Mr. Denman is named as a co-inventor on over 60 patents issued and pending worldwide.

Boxabl Board of Directors





Greg Ugalde, David Cooper, Veronica Nkwodimmah Stanaway, Galiano Tiramani, Paolo Tiramani, Zvi Yemini, Chris Valasek

- **Greg Ugalde** former chairman of The National Association of Home Builders (NAHB), has participated on countless committees, is deeply connected to Washington D.C., and is a perfect addition as we ultimately strive for a single national Boxabl building standard.
- **Zvi Yemini** is a serial tech entrepreneur, tech innovator, and a master of volume production and speed-to-market skills. Zvi is a seasoned big-picture deal maker to help us craft Boxabl-worthy deals.
- **Veronica Nkwodimmah Stanaway** former Ernst &Young Attorney with deep expertise in finance and tax accounting, domestically and abroad, will help navigate our growth as a public company with significant investor responsibilities.
- **Chris Valasek** famously took the electronic remote control of an automobile on the highway to demonstrate its electronic vulnerabilities. His skills will guide our tech team to build a robust hack-proof data, software, and home automation infrastructure.
- **Dave Cooper** creates and hosts conferences and meetings around the country and the world in the factory-built space. Dave knows everyone and is an incredible resource to facilitate cross-collaborations in our industry.

Affordable housing is a growing global crisis

BOXABL
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Housing supply in U.S. metro areas

Shortage   Surplus



Domestically

- The United States is in the grips of an affordable housing crisis with many low and moderate-income people struggling to find inexpensive places to live. Until recently, technology companies ignored the housing market. Only recently have businesses such as Redfin and Zillow started disrupting how homes were bought and sold.

- Due to the housing shortage, prices for new and existing homes are rising at a record pace. New construction now has a median value of $300,000, which is considered 'affordable'.

Globally

- The housing crisis could impact 1.6 billion people by 2025, according to the World Bank.

- The world would need to build 96,000 new affordable homes every day to house the estimated 3 billion people who will need adequate housing by 2030.

- Housing is a basic human need, but a lack of affordable housing to buy or rent is fueling a global housing crisis.

https://www.cnbc.com/2021/09/14/america-is-short-more-than-5-million-homes-study-says.html
https://www.weforum.org/agenda/2022/06/how-to-fix-global-housing-crisis/

From the Office of the United States President

United States President's New Housing Plan: Fire Up the House Factories

The White House blueprint for boosting affordable housing calls for reviving the production of mobile homes, backyard flats, and other manufactured units.

President Announces New Actions to Ease the Burden of Housing Costs

Today's rising housing costs are years in the making. Fewer new homes were built following the Great Recession than in any decade since the 1960s – constraining the housing supply and failing to keep pace with demand and household formation. This mismatch between housing supply and housing demand grew during the pandemic.



Community Action Opportunities



Senior Housing - Mesquite Nevada Case Study

- The median age in Mesquite is @ 60.2 years.
- The average household income in Mesquite is @ $67,695
- with a poverty rate of 7.73%.
- Median rental costs in recent years comes to @ $930 per month.
- The median house value is @ $257,100.

Low-income Housing

- It's less expensive to put people in housing than to allow them to live on the streets.
- California is spending up to $700,000 per housing unit to house a single homeless individual.
- Los Angeles is spending $55-80k to house individuals in an 8 X 8 shed.



The "silver tsunami," Americans aged 65 or older is projected to surpass 72 million in 2030 and 83 million in 2050 adding to the housing shortage.



The US Department of Housing and Urban Development estimates that it costs taxpayers about $40,000 a year for a homeless person to live on the streets.



Cost in LA for housing per homeless individual $55k-$80k for 8X8 shed (no bathroom), $600k to $837,000 for permeant structure.



Boxabl structure with full amenities, $60,000, not including land.

https://www.lahsa.org/news?article=895-lahsa-releases-2022-great-los-angeles-homeless-count-results-released https://www.bloomberg.com/news/articles/2022-02-23/la-paying-600-000-apiece-for-units-to-house-homeless-people https://ktla.com/news/los-angeles-is-spending-up-to-837000-to-house-a-single-homeless-person
https://www.turnto23.com/news/homeless/breaking-down-the-cost-of-homelessness https://www.nbclosangeles.com/news/local/highland-park-tiny-home-village-homeless/2726687

Funding










$150 million raised

Boxabl's social media reaches thousands of engaged viewers per week















Featured: Forbes, CNN, CNET, HypeBeast, INC, Business Insider, Curbed, The Richest, and more. Celebrity mentions: Elon Musk, Ye, Post Malone, and more.

https://drive.google.com/drive/folders/1guLitCAmCVqA7L8OKZ6yQjKn2TuRbUcK?usp=share_link

Boxabl Videos https://www.youtube.com/c/boxabl

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Boxabl's on location

BOXABL
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Competition Examples





Boxabl Standard 374 sq ft $60k



Boxabl Large 748 sq ft $110-140k



Plant Prefab 406 sq ft $111,650



Adodu 495 sq ft $200k



Cover Homes 400 sq ft $200k



Bay Modular 384 sq ft (inc. deck) $184k



Blokable 280 to 340 sq ft sq $58k-85k



California Modular 400 sq ft $144k



Connect Homes 460 sq ft $145k



Samara 430 sq ft $289,000



Nomad Cube House 300 sq ft $51k

Renderings















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Franchise Model

BOXABL
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Franchise Factory Inquires

■ Boxabl Franchise Opportunities

■ Initial one-time franchise fee set-up

■ Fees/consulting fees

■ Service contracts

Additional Revenue Opportunities

 Affiliate and Partner Marketing

- Partnership marketing.
- Affiliate revenue i.e., Wi-Fi, streaming, digital products, etc.. Ancillary and Incremental revenue opportunities i.e., add-on products and services such as siding, furniture, garage/carport, solar, fencing, sheds, etc..
- Third-party partnerships.
- Customer data.

 Service, Design, Consulting

- Finance
- A site consulting
- Design consulting
- Extended warranty
- Permit
- Insurance
- Surveying

 Other

- Furniture design
- Financial products
- Material supply


















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Summary



Boxabl is poised to be the most significant affordable housing company worldwide. What started as a fast-to-market affordable ADU/Casita company quickly expanded into high-demand primary housing, military housing, worker housing, senior housing, and transitional housing company.

Boxabl prides itself on its engineering, leadership, and modern production line capabilities. These skills allow us to build high quality, low impact, energy efficient, safe, sustainable, and obsessively designed homes that most anyone could afford.

Boxabl has raised most of its funds from individual investors who have joined the global vision to bring affordable, quality housing to the world.



Thank you, Team Boxabl



702-500-9000



Boxabl, Inc.
5345 E N Belt Rd
North Las Vegas, NV 89115



Factory Tours
Send availability to:
hello@boxabl.com

RISK FACTORS

BOXABL
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The Company has incurred net losses since its inception, and management expects to continue to incur additional losses. The Company expects to continue to devote substantially all of the Company's resources to the development of its products as well as costs associated with market introduction and penetration. These efforts may prove more expensive than the Company currently anticipates, and the Company may not succeed in increasing revenue sufficiently to offset these higher expenses at all. In addition, the Company expects to incur legal, accounting, and other expenses that it has not incurred to date as it hires employees undertakes commercialization efforts and expands its business. Accordingly, the Company cannot assure the investors that the Company will achieve profitability in the future or that, if the Company does become profitable, the Company will sustain profitability. Factors Causing Results to Fluctuate. The Company may experience delays in its initial revenue generation and significant fluctuations in its operating results, revenue, and profits over time due to uncertainty in demand for the Company's products, and various other factors, including • Extent of market acceptance of the Company's products; • The Company's ability to attract new customers and expand business; • The Company's ability to predict change in the competitive environment; • The amount and timing of costs and expenses related to the maintenance and expansion of the business; • General economic, industry and market conditions; • The regulatory environment; • The hiring, training, and retention of key employees; • Any unforeseen litigation against the Company; • The Company's ability to obtain additional financing; and • Advances and trends in new technologies and industry standards that render the Company's products obsolete. Dependence on Management Personnel The Company is and will be, highly dependent upon the efforts of the Company's management team. The loss of any of the foregoing individual's services may impede the Company's execution of its business strategy and the achievement of its business objectives. Additionally, there can be no assurance that the Company will be able to attract and retain additional qualified management personnel necessary for the continued development of its business. The loss of the services or failure to recruit key management personnel could adversely affect the Company's business, prospects, financial condition, and operating results.

2.0 Manufacturing



Boxabl 2.0 standardizes roof, floor, and wall panel manufacturing processes to improve the speed, quality, customization, and scalability of the <u>entire operation</u>



Unique Panel Part Numbers by Class 1.0

Extrusion	79
MgO	78
EPS Foam	53
Lumber Assembly	52
Sheet Metal	52
Lumber	33



Unique Panel Part Numbers by Class 2.0

Extrusion	31
Lumber	17
EPS Foam	13
Fiber Cement Board	5
Lumber Assembly	5

347 unique parts= 1 Boxabl Configuration

71 unique parts = ∞ Boxabl Configurations

Generation 2 Box



2.0 GEN DESIGN HIGHLIGHTS

- CONFIGURABLE ARCHITECTURE
- FIELD CUSTOMIZATION
- IMPROVED STRUCTURE
- IMPROVED FINISH
- IMPROVED FIELD WATER/AIR BARRIER
- MASSIVE MANUFACTURABILITY IMPROVEMENT
- STRUCTURAL CAPACITY
- IMPROVED FIELD INSTALLATION
- NEXT GEN SHOWER DESIGN
- NEXT GEN CABINETRY



33 PANEL SPECIFIC SKU'S



9 UNIVERSAL SKU'S

BOXABL
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Percentage of Value by Country of Origin



Vietnam $1,480 5%

Mexico $1,788 6%

China $8,177 25%

United States $19,200
59%

- United States
- China
- Mexico
- Vietnam
- Thailand
- Taiwan
- Korea
- Germany
- United Kingdom
- Italy
- Ukraine







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Mass Production Building System

Boxabl is in the process of creating a building system that's compatible with scalable factory mass production. Our mission is to significantly lower the cost of homeownership for everyone. Obsessively ...

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REASONS TO INVEST



Over $140 million raised from 40,000+ investors & over 400+ houses built to date!

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 One of the only building systems compatible with automobile-style factory mass production, protected by exclusive rights to 63 patent filings & growing.

RESERVED ⓘ	INVESTORS
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MIN INVEST ⓘ	VALUATION
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*Note that reservations are non-binding and do not require a paid deposit. As a result, actual sales may be well

below the number of reservations.

Factory promised, factory delivered.

In 2020 we started raising money from investors to build a new type of house factory, we did just that. ***We turned on Factory-1 and Factory-2... and now have more than 200 units shipped and 400 units produced!***

We have made successful delivery of houses under two major contracts, and now we want to take things to the next level by building a "**Boxzilla Factory**" the world's largest and most advanced housing factory.

Most car factories like Ford or Tesla reportedly build one car per minute. Isn't it time we do that for houses?

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ABOUT

HEADQUARTERS

5345 E. N. Belt Road
North Las Vegas, NV 89115

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Boxabl is in the process of creating a building system that's compatible with scalable factory mass production. Our mission is to significantly lower the cost of homeownership for everyone. Obsessively designed to standards that we believe will achieve quality, strength, and sustainability to last for generations.

Website

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ALL UPDATES

09.02.23

Ep. 5 Boxabl Factory Update 2023 - Panel Upgrades, Factory 3, and Boxzilla

Ep. 5 Boxabl Factory Update 2023 - Panel Upgrades, Factory 3, and B...

Explore our journey through factory upgrades, personalized facades, advanced production, Factory-3,

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09.01.23

Announcing FACTORY-3! We are moving in...

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We're thrilled to share a significant update on our journey to revolutionize the housing industry. With your support and enthusiasm, Boxabl is entering an exciting phase of factory expansion by moving into Factory 3.

Our commitment to innovation and quality has led us to invest in new facilities that will empower us to take our mission to the next level. These upgraded spaces will facilitate increased production capacity and enable us to refine our tech-driven solutions for affordable housing further.

Our vision is to make quality homes accessible to all. With advanced manufacturing techniques, we're driving down costs and raising the bar on housing affordability. Together, we're shaping a brighter future for families across the nation.

We invite you to be part of this exciting journey. Reserving today supports our expansion and contributes to a transformative impact on the housing market. Your support fuels our progress as we push boundaries and challenge norms.

Reserve Today

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07.25.23

We're back! Reserve your shares today

WE DELIVERED A BOXABL TO WASHINGTON DC



We are excited to announce that Boxabl is testing the waters under Tier 2 of Regulation A and our participation in the Innovative Housing Showcase! The event was a tremendous success for us, with a remarkable turnout and overwhelmingly positive feedback. Attendees, including policymakers, housing industry leaders, and media representatives, were highly impressed with our innovative design and plans to solve the housing crisis.

At the showcase, visitors were wowed by our 9'6" ceilings, full-size appliances, and remarkable features that make our products a game-changer in the realm of affordability and the future of housing. The response we received reaffirms our commitment to providing innovative housing

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remain steadfast in making housing more accessible and affordable. Stay tuned for further updates as we continue to shape the future of construction and affordable housing.

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BOXABL IS TESTING THE WATERS UNDER TIER 2 OF REGULATION A. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "Reserving" shares is simply an indication of interest. There is no binding commitment for investors that reserve shares in this manner to ultimately invest and purchase the shares reserved of the company, or to purchase any shares of the company whatsoever.

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Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Boxabl.

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